EXHIBIT 99.1

Neptune Files a Second Patent Infringement Suit Against Competitors Aker, Enzymotec, and Others

LAVAL, Quebec, Oct. 2, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB), a pioneer in the krill oil industry and the only company to have a patented krill oil composition in the United States, announced that it has filed a second patent infringement lawsuit in the United States District Court for the District of Delaware alleging infringement of its recently issued continuation patent against Aker Biomarine ASA, Aker Biomarine Antarctic AS, Aker Biomarine Antarctic USA, Inc., Schiff Nutritional International and Schiff Nutrition Group, Inc. Neptune has also filed a separate infringement action against Enzymotec Limited., Enzymotec USA, Inc., and Mercola.com Health Resources, LLC.

Neptune's continuation patent, US 8,278,351 ("the '351 Patent"), contains claims to krill extracts comprising phospholipids bonded to EPA and/or DHA which are suitable for human consumption. These new claims cover all of Neptune's products, including the successful NKO® brand, as well as many of the Defendants' products. This new patent, which issued today, was granted after a thorough examination by the U.S. Patent & Trademark Office, including consideration of the papers from the re-examination requests filed by Aker Biomarine ASA regarding Neptune patents related to the '351 patent.

In addition to seeking monetary damages for Defendants' infringement of the '351 Patent, Neptune is also requesting injunctive relief to prevent the Defendants from continuing to infringe Neptune's patent.

"Neptune's patents are one of the company's most valuable assets. They provide Neptune and its licensees with substantial market and competitive advantages," said Henri Harland, Chief Executive Officer of Neptune. "Neptune must vigorously protect its pre-eminence in the krill oil market. The filing of these lawsuits is consistent with our position that infringing competitors must be held accountable."

Should Neptune prevail in securing the requested injunctions, it would prevent the Defendants from manufacturing, using, offering for sale, selling and/or importing into the United States infringing krill oils.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com